Contact

www.linkedin.com/in/jordan-baldwin-phd-pe-ps-53515925 (LinkedIn)
www.ridgelineeng.com (Company)

Jordan Baldwin, PhD, PE, PS

President & CEO at Ridgeline Engineering
Stockton, California, United States

Experience

Ridgeline Engineering

President & CEO
April 2004 - Present (19 years 8 months)
Stockton, California Area

Civil & Structural Engineering and Land Surveying

University of the Pacific

Adjunct Professor
January 2012 - Present (11 years 11 months)
Stockton, California Area

Geomatics Engineering

Education

Mississippi State University

Doctor of Philosophy (Ph.D.), Structural Engineering · (2016 - 2019)

University of the Pacific

Master of Science (MS), Structural Engineering

University of the Pacific

Bachelor of Science (BS), Civil Engineering